Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 9, 2005	September 10, 2004
Income from continuing operations before income taxes and minority interest (1)	$417	$455
(Income) loss related to equity method investees	(18)	37

	399	492

Add/(deduct):
Fixed charges	149	136
Interest capitalized	(18)	(10)
Distributed income of equity method investees	18	6
Minority interest in pre-tax loss	32	30

Earnings available for fixed charges	$580	$654

Fixed charges:
Interest expensed and capitalized (2)	$87	$79
Estimate of interest within rent expense	62	57

Total fixed charges	$149	$136

Ratio of earnings to fixed charges	3.9	4.8

(1)	Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $115 million, and net earn-out payments received of $20 million for the thirty-six weeks ended September 9, 2005; and equity in losses of $28 million, an operating loss of $61 million, and net earn-out payments received of $28 million for the thirty-six weeks ended September 10, 2004.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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